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Exhibit 4.4

THIRD AMENDMENT
TO THE
GEORGIA GULF CORPORATION
HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN

As amended and restated effective as of January 1, 1997

        THIS AMENDMENT to the Georgia Gulf Corporation Hourly Employees Retirement Savings Plan, as amended and restated effective as of January 1, 1997 ("Plan") made this 25th day of October, 2001, by Georgia Gulf Corporation ("Company").

W I T N E S S E T H:

        WHEREAS, the Company sponsors and maintains the Plan for the exclusive benefit of its employees and their beneficiaries and, pursuant to Section 13.1 thereof, the Company has the right to amend the Plan at any time; and

        WHEREAS, the Company wishes to amend the Plan at this time in order to comply with certain provisions of applicable law;

        NOW, THEREFORE, the Plan is hereby amended as follows, effective as specified herein:

1.

        Section 10.2(d) of the Plan is amended by adding the following sentence at the end thereof, effective as of January 1, 2001:

  For limitation years beginning on and after January 1, 2001, for purposes of applying the limitations described in section 10.3 of the plan, compensation paid or made available during such limitation years shall include elective amounts that are not includible in the gross income of the employee by reason of § 132(f)(4). This amendment shall also apply to the definition of compensation for purposes of sections 1.8, 1.23(e)(iii), 3.6(b), 12.2(h), and 12.4(a) of the plan for plan years beginning on and after January 1, 2001.

2.

        All other provisions of the Plan not inconsistent herewith are ratified and confirmed.

        IN WITNESS WHEREOF, this Third Amendment has been executed and the seal of the Company affixed hereto on the day and year first above written.

COMPANY:

GEORGIA GULF CORPORATION

[CORPORATE SEAL]
	By:	/s/ JOEL I. BEERMAN
ATTEST:	Title:	/s/ Vice President
By:

Title:

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  Exhibit 4.4